NEWS RELEASE

Canarc Announces Appointments of New President and COO,

and New Director to the Board

Vancouver, Canada – June 10, 2008 - Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DBFrankfurt: CAN) is pleased to announce the appointment of Mr. Garry Biles, P.Eng., as the new President and Chief Operating Officer of the Company, effective June 1, 2008.

Mr. Biles, previously Canarc’s Vice President, Mining, replaces Mr. Bruce Bried, who has retired after serving Canarc as President, Vice President and consultant over the past four years.  Garry Biles is a professional engineer with more than 35 years experience in the mining industry, including 16 years as General Manager of operating gold-silver mines.

Garry spent 7 years in charge of operations at the rich Eskay Creek mine of Homestake Mining (now Barrick Gold) in northern B.C. He has excelled at maximizing gold mining operations, achieving production and cost targets and establishing excellent track records for safety first, environmental leadership and strong relations with employees and First Nations.

His near-term focus will be to 1) optimize the preliminary economics of Canarc’s principal gold asset, the million oz, high grade New Polaris gold mine project in northwestern British Columbia, 2) seek a partner to develop the New Polaris gold mine, and 3) evaluate gold exploration and mining projects for acquisition in the western USA.

Bruce Bried, P.Eng., has been appointed to the Board of Directors.  Mr. Bried is a professional mining engineer with over 28 years experience in the engineering, development, operation, reclamation and management of producing mines.  He specializes in underground vein gold/silver mines, having worked for many years with Dickenson Mines (now Goldcorp) in Red Lake, ON, and with Homestake Mining, where he was Mine Superintendent at the Hemlo and Eskay Creek gold mines and General Manager of the Snip and Lead gold mines.

Bradford Cooke, Chairman and CEO of Canarc commented, “I would like to welcome Garry and Bruce to their new positions.  These new management and Board appointments not only provide Canarc with a smooth transition in management and continuity for the New Polaris gold mine project, they also assure that the Company has the depth to tackle new gold projects, which is one of our main goals for 2008.”

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in British Columbia and acquiring attractive gold exploration and mining projects in the western USA.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.